Exhibit 99,1

ASUR Announces Total Passenger Traffic for October 2021

Passenger traffic increased 5.0%, 14.4% and 9.7% in Mexico, Puerto Rico and Colombia, respectively when compared to pre-pandemic levels of October 2019

MEXICO CITY, Nov. 4, 2021 /PRNewswire/ -- Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) ASUR, a leading international airport group with operations in Mexico, the U.S. and Colombia, today announced passenger traffic for October 2021 reached a total of 4.5 million passengers, 7.7% above the levels reported in October 2019, reflecting a continued overall recovery in travel demand and the rollout of vaccination campaigns in the US and gradual advances in Mexico, despite restrictions and requirements in certain countries of the world to contain the spread of the virus.

When compared to pre-pandemic levels of October 2019, passenger traffic increased 5.0% in Mexico and 14.4% in Puerto Rico and 9.7% Colombia.

This announcement reflects comparisons between October 1 through October 31, 2021, from October 1 through October 31, 2020 and October 1 through October 31, 2019. Transit and general aviation passengers are excluded for Mexico and Colombia.

Passenger Traffic Summary
		October		% Chg 2021 vs 2020	% Chg 2021 vs 2019	Year to date			% Chg 2021 vs 2020	% Chg 2021 vs 2019
	2019	2020	2021			2019	2020	2021
Mexico	2,478,834	1,365,772	2,603,962	90.7	5.0	28,262,695	12,914,498	22,937,125	77.6	(18.8)
Domestic Traffic	1,417,569	923,189	1,397,246	51.3	(1.4)	13,784,943	7,056,318	12,073,842	71.1	(12.4)
International Traffic	1,061,265	442,583	1,206,716	172.7	13.7	14,477,752	5,858,180	10,863,283	85.4	(25.0)
San Juan, Puerto Rico	658,632	385,608	753,623	95.4	14.4	7,730,812	3,891,401	7,929,015	103.8	2.6
Domestic Traffic	595,129	374,669	699,807	86.8	17.6	6,910,267	3,640,380	7,511,733	106.3	8.7
International Traffic	63,503	10,939	53,816	392.0	(15.3)	820,545	251,021	417,282	66.2	(49.1)
Colombia	1,037,040	333,465	1,137,858	241.2	9.7	9,844,591	3,155,193	8,058,232	155.4	(18.1)
Domestic Traffic	886,874	292,305	969,903	231.8	9.4	8,344,540	2,704,278	6,881,661	154.5	(17.5)
International Traffic	150,166	41,160	167,955	308.1	11.8	1,500,051	450,915	1,176,571	160.9	(21.6)
Total Traffic	4,174,506	2,084,845	4,495,443	115.6	7.7	45,838,098	19,961,092	38,924,372	95.0	(15.1)
Domestic Traffic	2,899,572	1,590,163	3,066,956	92.9	5.8	29,039,750	13,400,976	26,467,236	97.5	(8.9)
International Traffic	1,274,934	494,682	1,428,487	188.8	12.0	16,798,348	6,560,116	12,457,136	89.9	(25.8)

Mexico Passenger Traffic
		October			% Chg 2021 vs 2020	% Chg 2021 vs 2019	Year to date			% Chg 2021 vs 2020	% Chg 2021 vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		1,417,569	923,189	1,397,246	51.3	(1.4)	13,784,943	7,056,318	12,073,842	71.1	(12.4)
CUN	Cancun	758,707	591,005	839,056	42.0	10.6	7,462,241	4,091,857	7,381,467	80.4	(1.1)
CZM	Cozumel	11,085	4,967	17,478	251.9	57.7	158,887	51,338	138,862	170.5	(12.6)
HUX	Huatulco	57,042	30,620	58,929	92.5	3.3	632,923	244,504	504,021	106.1	(20.4)
MID	Merida	220,763	100,394	181,392	80.7	(17.8)	2,104,421	957,346	1,455,833	52.1	(30.8)
MTT	Minatitlan	12,173	6,680	7,597	13.7	(37.6)	117,488	51,212	76,017	48.4	(35.3)
OAX	Oaxaca	96,280	44,672	74,937	67.7	(22.2)	836,528	416,830	619,962	48.7	(25.9)
TAP	Tapachula	30,110	26,937	36,346	34.9	20.7	299,979	211,259	325,602	54.1	8.5
VER	Veracruz	125,608	62,207	94,920	52.6	(24.4)	1,161,016	543,366	817,091	50.4	(29.6)
VSA	Villahermosa	105,801	55,707	86,591	55.4	(18.2)	1,011,460	488,606	754,987	54.5	(25.4)
International Traffic		1,061,265	442,583	1,206,716	172.7	13.7	14,477,752	5,858,180	10,863,283	85.4	(25.0)
CUN	Cancun	1,011,657	419,731	1,141,366	171.9	12.8	13,682,731	5,452,097	10,203,634	87.2	(25.4)
CZM	Cozumel	14,750	10,857	22,174	104.2	50.3	301,342	165,060	281,332	70.4	(6.6)
HUX	Huatulco	1,943	365	1,448	296.7	(25.5)	109,602	78,726	20,421	(74.1)	(81.4)
MID	Merida	14,529	2,909	16,147	455.1	11.1	171,793	69,228	153,079	121.1	(10.9)
MTT	Minatitlan	441	439	442	0.7	0.2	6,428	2,706	4,923	81.9	(23.4)
OAX	Oaxaca	10,137	4,031	11,378	182.3	12.2	119,286	50,672	94,240	86.0	(21.0)
TAP	Tapachula	637	667	2,541	281.0	298.9	10,932	6,010	12,659	110.6	15.8
VER	Veracruz	5,378	1,608	6,613	311.3	23.0	57,727	19,890	65,791	230.8	14.0
VSA	Villahermosa	1,793	1,976	4,607	133.1	156.9	17,911	13,791	27,204	97.3	51.9
Traffic Total Mexico		2,478,834	1,365,772	2,603,962	90.7	5.0	28,262,695	12,914,498	22,937,125	77.6	(18.8)
CUN	Cancun	1,770,364	1,010,736	1,980,422	95.9	11.9	21,144,972	9,543,954	17,585,101	84.3	(16.8)
CZM	Cozumel	25,835	15,824	39,652	150.6	53.5	460,229	216,398	420,194	94.2	(8.7)
HUX	Huatulco	58,985	30,985	60,377	94.9	2.4	742,525	323,230	524,442	62.3	(29.4)
MID	Merida	235,292	103,303	197,539	91.2	(16.0)	2,276,214	1,026,574	1,608,912	56.7	(29.3)
MTT	Minatitlan	12,614	7,119	8,039	12.9	(36.3)	123,916	53,918	80,940	50.1	(34.7)
OAX	Oaxaca	106,417	48,703	86,315	77.2	(18.9)	955,814	467,502	714,202	52.8	(25.3)
TAP	Tapachula	30,747	27,604	38,887	40.9	26.5	310,911	217,269	338,261	55.7	8.8
VER	Veracruz	130,986	63,815	101,533	59.1	(22.5)	1,218,743	563,256	882,882	56.7	(27.6)
VSA	Villahermosa	107,594	57,683	91,198	58.1	(15.2)	1,029,371	502,397	782,191	55.7	(24.0)

US Passenger Traffic, San Juan Airport (LMM)
		October			% Chg 2021 vs 2020	% Chg 2021 vs 2019	Year to date			% Chg 2021 vs 2020	% Chg 2021 vs 2019
		2019	2020	2021			2019	2020	2021
SJU Total		658,632	385,608	753,623	95.4	14.4	7,730,812	3,891,401	7,929,015	103.8	2.6
Domestic Traffic		595,129	374,669	699,807	86.8	17.6	6,910,267	3,640,380	7,511,733	106.3	8.7
International Traffic		63,503	10,939	53,816	392.0	(15.3)	820,545	251,021	417,282	66.2	(49.1)

Colombia Passenger Traffic Airplan
		October			% Chg 2021 vs 2020	% Chg 2021 vs 2019	Year to date			% Chg 2021 vs 2020	% Chg 2021 vs 2019
		2019	2020	2021			2019	2020	2021
Domestic Traffic		886,874	292,305	969,903	231.8	9.4	8,344,540	2,704,278	6,881,661	154.5	(17.5)
MDE	Rionegro	637,699	176,138	700,970	298.0	9.9	6,047,231	1,883,903	4,794,845	154.5	(20.7)
EOH	Medellin	96,810	54,411	104,484	92.0	7.9	898,458	329,343	797,460	142.1	(11.2)
MTR	Monteria	89,871	33,015	109,635	232.1	22.0	824,442	307,734	842,385	173.7	2.2
APO	Carepa	21,434	9,998	22,696	127.0	5.9	184,821	62,452	175,877	181.6	(4.8)
UIB	Quibdo	33,932	16,246	28,764	77.1	(15.2)	313,104	105,003	239,780	128.4	(23.4)
CZU	Corozal	7,128	2,497	3,354	34.3	(52.9)	76,484	15,843	31,314	97.7	(59.1)
International Traffic		150,166	41,160	167,955	308.1	11.8	1,500,051	450,915	1,176,571	160.9	(21.6)
MDE	Rionegro	150,166	41,160	167,955	308.1	11.8	1,500,051	450,915	1,176,571	160.9	(21.6)
EOH	Medellin
MTR	Monteria
APO	Carepa
UIB	Quibdo
CZU	Corozal
Traffic Total Colombia		1,037,040	333,465	1,137,858	241.2	9.7	9,844,591	3,155,193	8,058,232	155.4	(18.1)
MDE	Rionegro	787,865	217,298	868,925	299.9	10.3	7,547,282	2,334,818	5,971,416	155.8	(20.9)
EOH	Medellin	96810	54,411	104,484	92.0	7.9	898,458	329,343	797,460	142.1	(11.2)
MTR	Monteria	89,871	33,015	109,635	232.1	22.0	824,442	307,734	842,385	173.7	2.2
APO	Carepa	21,434	9,998	22,696	127.0	5.9	184,821	62,452	175,877	181.6	(4.8)
UIB	Quibdo	33,932	16,246	28,764	77.1	(15.2)	313,104	105,003	239,780	128.4	(23.4)
CZU	Corozal	7,128	2,497	3,354	34.3	(52.9)	76,484	15,843	31,314	97.7	(59.1)

About ASUR
Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a leading international airport operator with a portfolio of concessions to operate, maintain and develop 16 airports in the Americas. This comprises nine airports in southeast Mexico, including Cancun Airport, the most important tourist destination in Mexico, the Caribbean and Latin America, and six airports in northern Colombia, including Medellin international airport (Rio Negro), the second busiest in Colombia. ASUR is also a 60% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport serving the capital of Puerto Rico, San Juan. San Juan's Airport is the island's primary gateway for international and mainland-US destinations and was the first, and currently the only major airport in the US to have successfully completed a public–private partnership under the FAA Pilot Program. Headquartered in Mexico, ASUR is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares. For more information, visit www.asur.com.mx

Contacts:

ASUR	InspIR Group
Lic. Adolfo Castro	Susan Borinelli
+52-55-5284-0408	+1-646-330-5907
acastro@asur.com.mx	susan@inspirgroup.com